SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-36133

NOTIFICATION OF LATE FILING

☒ Form 10-K                                           ☐ Form 11-K                                           ☐ Form 20-F                                           ☐ Form 10-Q
☐ Form N-SAR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K                                                                           ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:	______________________________________________________
____________________________________________________________________________________________ ______________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant Former name if applicable Address of principal executive office City, state and zip code	FORCEFIELD ENERGY, INC. 245 Park Avenue, 39th Floor New York, New York 10167

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   David Natan                                        (212) 672-1786
        (Name)                                                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

   ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒  Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forcefield Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2014		/s/ David Natan
	By:	David Natan
	Title:	Chief Executive Officer

Explanation of Change for Results of Operation
For the Year Ended December 31, 2013

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K due to the equity transfer transactions reported in the registrant’s Current Report on Form 8-K filed on February 21, 2014.  These transactions are expected to result in signification period-to-period changes related to the discontinued operations, as well as an increase in net losses from continuing operations. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Annual Report to which this Form 12b-25 relates.